EXHIBIT 99.2


                           DAVEL COMMUNICATIONS, INC.

Index to Financial Statements and Supplementary Data

                                                                    PAGE NUMBERS
                                                                    ------------

     Independent Public Accountants Report of Arthur Andersen LLP
     for the years ended December 31, 1999, 1998 and 1997                 2

     Consolidated Balance Sheets for December 31,
     1999 and 1998                                                        3

     Consolidated Statements of Operations for the years
     ended December 31, 1999, 1998 and 1997                               4

     Consolidated Statements of Shareholders'
     Equity (Deficit) for the years ended December 31,
     1999, 1998 and 1997                                                  5

     Consolidated Statements of Cash Flows for
     the years ended December 31, 1999, 1998 and 1997                     6

     Notes to Consolidated Financial Statements                           7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Davel Communications, Inc.:


We have audited the accompanying consolidated balance sheets of Davel Communications, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     As discussed in Note 20, lower than expected performance during 2000 has forced the Company to obtain four additional amendments to the Senior Credit Facility. The Fourth Amendment to the Senior Credit Facility provides for significant payments of principal and interest to be due and payable on January 12, 2001. Management's current projections indicate that there will not be sufficient cash flow from operations to fund that obligation. Management is currently developing a plan to amend the repayment schedule to enable the Company to continue to meet its obligations as they become due from funds generated by operations. However, if management is unsuccessful in that effort, consideration will be given to the sale of certain material assets or operations or to the taking of other actions which could affect the carrying value of the assets or liabilities.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davel Communications, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP


Tampa, Florida
March 16, 2000
(except with respect to the
matters discussed in Note 20,
as to which the date is
December 20, 2000)

                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 1999 AND 1998
                 (In thousands, except per share and share data)


                                     ASSETS

                                                                                                     1999            1998
                                                                                                  ---------       ---------
CURRENT ASSETS:
   Cash and cash equivalents                                                                      $   7,950       $  17,162
   Restricted cash                                                                                     --               790
   Trade accounts receivable, net of allowance for doubtful
        accounts of $10,880 and $5,383, respectively                                                 22,983          30,838
   Other current assets                                                                               1,048           3,694
                                                                                                  ---------       ---------
           Total current assets                                                                      31,981          52,484

PROPERTY AND EQUIPMENT, NET                                                                         115,558         130,099

LOCATION CONTRACTS                                                                                   20,852          34,252

GOODWILL                                                                                              6,290          47,458

OTHER ASSETS                                                                                          6,080           8,725
                                                                                                  ---------       ---------
           Total assets                                                                           $ 180,761       $ 273,018
                                                                                                  =========       =========

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
   Current maturities of long-term debt and obligations under capital leases                      $  21,535       $  11,525
   Accounts payable and accrued expenses                                                             27,484          34,393
                                                                                                  ---------       ---------
           Total current liabilities                                                                 49,019          45,918
                                                                                                  ---------       ---------
LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES                                                 206,509         225,451
                                                                                                  ---------       ---------
DEFERRED LONG TERM REVENUE                                                                              312              --
                                                                                                  ---------       ---------
SHAREHOLDERS' EQUITY (DEFICIT):
   Common stock - $.01 par value, 50,000,000 shares authorized, 11,033,628 and
     10,536,155 shares issued and outstanding as of December 31, 1999 and 1998,
     respectively                                                                                       110             105
   Additional paid-in capital                                                                       128,338         126,325
   Accumulated deficit                                                                             (203,527)       (124,781)
                                                                                                  ---------       ---------
           Total shareholders' equity (deficit)                                                     (75,079)          1,649
                                                                                                  ---------       ---------
           Total liabilities and shareholders' equity (deficit)                                   $ 180,761       $ 273,018
                                                                                                  =========       =========

   The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                 (In thousands, except per share and share data)

                                                                                 1999               1998              1997
                                                                             -------------      ------------      -------------
REVENUES:

   Coin calls                                                                $    110,790       $    132,483       $    101,660
   Non-coin calls, net of dial-around compensation adjustments--Note 17            65,056             62,335             56,751
                                                                             ------------       ------------       ------------
           Total revenues                                                         175,846            194,818            158,411


COSTS AND EXPENSES:
   Telephone charges                                                               36,783             45,582             38,886
   Commissions                                                                     41,014             46,986             35,858
   Service, maintenance and network costs                                          42,077             52,751             39,451
   Depreciation and amortization                                                   39,204             38,617             25,620
   Selling, general and administrative                                             21,063             21,525             12,553
   Non-recurring items                                                             51,224             10,814                 --
   Restructuring charge and merger-related expenses                                 1,570              4,325                 --
                                                                             ------------       ------------       ------------
           Total operating costs and expenses                                     232,935            220,600            152,368
                                                                             ------------       ------------       ------------
           Operating income (loss)                                                (57,089)           (25,782)             6,043

OTHER INCOME (EXPENSE):
  Interest expense, net                                                           (23,183)           (20,955)           (13,581)
  Loss on investment                                                                 (350)            (2,772)                --
  Other                                                                               121               (154)               497
                                                                             ------------       ------------       ------------
           Total other expense                                                    (23,412)           (23,881)           (13,084)
                                                                             ------------       ------------       ------------
           Loss from continuing operations before income taxes
             and extraordinary items                                              (80,501)           (49,663)            (7,041)

INCOME TAX PROVISION (BENEFIT)                                                     (1,755)                --              2,459
                                                                             ------------       ------------       ------------

           Loss from continuing operations before extraordinary item              (78,746)           (49,663)            (9,500)
                                                                             ------------       ------------       ------------

DISCONTINUED OPERATIONS:
  Loss from operations                                                                 --                 --             (2,418)

  Gain on sale of discontinued operations                                              --                607              4,510
                                                                             ------------       ------------       ------------

           Gain on discontinued operations                                             --                607              2,092
                                                                             ------------       ------------       ------------
           Loss before extraordinary item                                         (78,746)           (49,056)            (7,408)

EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT                                   --            (17,856)                --
                                                                             ------------       ------------       ------------
           Net loss                                                          $    (78,746)      $    (66,912)      $     (7,408)
                                                                             ============       ============       ============
BASIC AND DILUTED EARNINGS PER SHARE:  Note 14
   Loss from continuing operations before extraordinary item                 $      (7.40)      $      (5.68)      $      (1.27)
                                                                             ------------       ------------       ------------
   Gain from discontinued operations                                                   --                .07                .25
                                                                             ------------       ------------       ------------
   Extraordinary loss                                                                  --              (1.98)                --
                                                                             ------------       ------------       ------------
   Net loss per share                                                        $      (7.40)      $      (7.59)      $      (1.02)
                                                                             ============       ============       ============
WEIGHTED AVERAGE SHARES OUTSTANDING                                            10,659,594          9,029,285          8,407,255
                                                                             ============       ============       ============

   The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                       (In thousands, except share data)

                                              COMMON STOCK       ADDITIONAL                  UNREALIZED      TOTAL
                                           ------------------     PAID-IN     ACCUMULATED     LOSS ON    SHAREHOLDERS' COMPREHENSIVE
                                            SHARES     AMOUNT     CAPITAL       DEFICIT     INVESTMENT      EQUITY           LOSS
                                           --------    ------  -------------  -----------   ----------  --------------- ------------
BALANCE, December 31, 1996                 8,387,094   $   84   $    80,489   $   (50,461) $    (1,471) $    28,641     $   (13,658)
                                                                                                                        ===========
   Stock options exercised and grants of
     common stock                             51,438       --           817            --         --            817              --
   Series C preferred stock dividends
     accrued                                    --         --        (1,050)           --         --         (1,050)             --
   Preferred stock issuance cost
     accretion                                  --         --          (156)           --         --           (156)             --
   Unrealized loss on investment                --         --            --            --         (554)        (554)           (554)
   Net loss for the year ended
     December 31, 1997                          --         --            --        (7,408)        --          (7408)         (7,408)
                                          ----------   ------   -----------   -----------   ----------  -----------     -----------

BALANCE, December 31, 1997                 8,438,532       84        80,100       (57,869)      (2,025)      20,290     $    (7,962)
                                                                                                                        ===========
   Stock options exercised and grants of
     common stock                            160,146        2         2,225            --         --          2,227              --
   Series C preferred stock dividends
     accrued                                    --         --        (1,464)           --         --         (1,464)             --
   Preferred stock issuance cost
     accretion                                  --         --          (158)           --         --           (158)             --
   Issuance of stock                       1,000,000       10        26,529            --         --         26,539              --
   Stock issued as payment for services
     provided                                 44,659       --           751            --         --            751              --
   Stock issued for retirement of
     preferred stock                         892,977        9        17,897            --         --         17,906              --
   Option repricing                             --         --           445            --         --            445              --
   Unrealized loss on investment                --         --            --            --         (747)        (747)           (747)
   Reclassification of investment to a
     trading security                           --         --            --            --        2,772        2,772           2,772
   Fractional shares retired upon
     completion of merger                       (159)      --            --            --         --             --               --
   Net loss for the year ended
     December 31, 1998                          --         --            --       (66,912)        --        (66,912)        (66,912)
                                          ----------   ------   -----------   -----------   ----------  -----------     -----------

BALANCE, December 31, 1998                10,536,155      105       126,325      (124,781)        --          1,649     $   (64,887)
                                                                                                                        ===========
   Grants of common stock                    497,473        5         2,108            --         --          2,113              --
   Preferred stock dividend                     --         --           (95)           --         --            (95)             --
   Net loss for the year ended
     December 31, 1999                          --         --            --       (78,746)        --        (78,746)    $   (78,746)
                                          ----------   ------   -----------   -----------   ----------  -----------     -----------

BALANCE, December 31, 1999                11,033,628   $  110   $   128,338   $  (203,527)  $     --    $   (75,079)    $   (78,746)
                                          ==========   ======   ===========   ===========   ==========  ===========     ===========


   The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (In thousands)

                                                                                        1999        1998      1997
                                                                                    ----------- ----------- ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                        $(78,746)      $ (66,912)      $ (7,408)
   Adjustments to reconcile net loss to cash flows from operating activities:
       Gain on sale of discontinued operations                                           --            (607)        (4,510)
       Losses from discontinued operations                                               --              --          2,418
       Depreciation and amortization                                                 39,204          38,617         25,620
       Increase in allowance for bad debts                                            5,497             262            606
       Loss on sale of property and equipment                                            --             (36)          (156)
       Amortization of deferred financing charges                                       992              --             --
       Deferred taxes                                                                    --              --          1,021
       Nonrecurring items                                                            51,224           3,769             --
       Restructuring charge and merger-related expenses                                  --           2,969             --
       Option repricing                                                                  --             445             --
       Recognition of unrealized loss on investment                                      --           2,772             --
       Stock based compensation                                                       2,113             751             --
       Extraordinary loss from the early extinguishment of debt                          --          17,856             --
       Payment for certain contracts                                                 (7,859)         (6,248)        (3,163)
   Changes in assets and liabilities, net of effects from acquisition:
     Accounts receivable                                                              2,358           3,374        (10,538)
     Other assets                                                                     1,970           3,984            750
     Accounts payable and accrued expenses                                           (8,019)        (15,246)         5,946
     Deferred revenue                                                                   312              --             --
                                                                                   --------       ---------       --------
           Net cash provided by (used in) operating activities                        9,046         (14,250)        10,586

           Net cash provided by (used in) discontinued operations                        --              --           (337)
                                                                                   --------       ---------       --------
           Net cash before investing activities                                       9,046         (14,250)        10,249
                                                                                   --------       ---------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                              (4,898)        (11,920)        (7,024)
   Proceeds from sale of discontinued operations                                         --              --         10,625
   Purchase of payphone assets, net of cash acquired                                 (5,123)         (3,216)        (7,131)
   Purchase of Communications Central, Inc., net of cash acquired                        --        (101,644)            --
   Purchase of Indiana Telecom, net of cash acquired                                     --         (11,317)            --
   Other                                                                                 --             181            407
                                                                                   --------       ---------       --------
           Net cash used in investing activities                                    (10,021)       (127,916)        (3,123)
                                                                                   --------       ---------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt                                                          --         366,500         13,660
   Payments on long-term debt                                                       (10,950)       (231,408)       (10,400)
   Net proceeds (payments) on revolving line of credit                                2,500          (9,028)        (1,176)
   Bond tender premium paid on early extinguishment of debt                              --         (12,929)            --
   Principal payments under capital lease agreements                                   (482)           (769)        (1,594)
   Debt issuance costs                                                                   --          (7,335)          (218)
   Payment of preferred stock dividend                                                  (95)             --             --
   Sale of common stock                                                                  --          26,539             --
   Issuance of common stock through stock options and warrants                           --           2,227            817
                                                                                   --------       ---------       --------
           Net cash provided by (used in) financing activities                       (9,027)        133,797          1,089
                                                                                   --------       ---------       --------
           Net increase (decrease) in cash and cash equivalents                     (10,002)         (8,369)         8,215

CASH AND CASH EQUIVALENTS, beginning of period                                       17,952          26,321         18,106
                                                                                   --------       ---------       --------
CASH AND CASH EQUIVALENTS, end of period                                           $  7,950       $  17,952       $ 26,321
                                                                                   ========       =========       ========


   The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (Dollars in thousands, except share data)


1.  DESCRIPTION OF BUSINESS AND THE PEOPLES MERGER:

         Davel Communications, Inc. (the "Company" or "Davel") was incorporated on June 9, 1998 under the laws of the State of Delaware to effect the merger, on December 23, 1998 of Davel Communications Group, Inc. ("Old Davel"), with Peoples Telephone Company, Inc. (the "Peoples Merger"). As a result of the Peoples Merger (defined in the following paragraph), the Company is the largest domestic independent payphone service provider in the United States, with approximately twice the number of payphones as the second largest domestic independent payphone service provider. The Company operates in a single business segment within the telecommunications industry, operating, servicing and maintaining a system of approximately 76,500 payphones in 44 states and the District of Columbia. The Company's headquarters is located in Tampa, Florida, with divisional and administrative facilities in 31 dispersed geographic locations.

         Pursuant to an Agreement and Plan of Merger dated July 5, 1998 as amended and restated on October 22, 1998, the Peoples Merger was consummated between the Company and Peoples Telephone, Inc ("Peoples") on December 23, 1998. The stock-for-stock transaction was approved by the shareholders of the two companies, with the Company continuing as the surviving corporation in the merger. Under the merger agreement, each outstanding share of Peoples common stock was converted into the right to receive 0.235 of a common share of the Company and resulted in the issuance of approximately 3,812,810 shares of common stock to the common shareholders of Peoples Telephone. In addition, the outstanding shares of Peoples Telephone Series C Preferred Stock and accrued Preferred Stock dividends were converted into approximately 892,977 shares of common stock. This transaction has been accounted for as a pooling of interests, and accordingly, the financial statements of the Company have been restated to reflect the combined financial position and operating results as if the companies had operated as one entity since inception. For periods preceding the merger, there were no intercompany transactions which required elimination from the combined consolidated results of operations.

         Selected financial information for the combining entities included in the consolidated statements of operations for the years ended December 31, 1998 and 1997 are as follows:

                                1998           1997
                               ---------       ---------
Total revenues
    Davel                      $  84,663       $  47,008
    Peoples                      110,155         111,403
                               ---------       ---------
        Combined               $ 194,818       $ 158,411
                               =========       =========
Net income (loss)
    Davel                      $ (13,952)      $   4,262
    Peoples                      (19,965)        (11,670)
    Non-recurring items          (10,814)           --
    Restructuring charges         (4,325)           --
    Extraordinary item           (17,856)           --
                               ---------       ---------
        Combined               $ (66,912)      $  (7,408)
                               =========       =========

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Financial data for all periods presented reflect the retroactive effect of the merger, accounted for as a pooling of interest, with Peoples consummated in December 1998. All significant intercompany accounts and transactions are eliminated in consolidation.

         The divestitures of the Company's cellular and inmate telephone operations have been classified as discontinued operations. Accordingly, operating results and cash flows for these businesses have been segregated and reported as discontinued operations in the accompanying consolidated financial statements.

RESTRICTED CASH

         Approximately $0 and $790 of cash on the accompanying consolidated balance sheets at December 31, 1999 and 1998, respectively, was restricted and served as collateral for the Company's performance under a letter of credit.

CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK

         Receivables have a significant concentration of credit risk in the telecommunications industry. In addition, a significant amount of receivables are generated by approximately 17% of the Company's payphones located in the state of Florida.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments approximate their carrying amounts. Fair value for all financial instruments other than long-term debt, for which no quoted market prices exist, were based on appropriate estimates. The value of the Company's long-term debt is estimated based on market prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost and depreciation is provided over the estimated useful lives using the straight-line method. Installed payphones and related equipment includes installation costs which are capitalized and amortized over the estimated useful lives of the equipment. The costs associated with normal maintenance, repair and refurbishment of telephone equipment are charged to expense as incurred.

         The capitalized cost of equipment and vehicles under capital leases is amortized over the lesser of the lease term or the asset's estimated useful life, and is included in depreciation and amortization expense in the consolidated statements of operations.

LOCATION CONTRACTS

         Location contracts include acquisition costs allocated to location owner contracts and other costs associated with obtaining written and signed location contracts. These assets are amortized on a straight-line basis over their estimated useful lives based on contract terms (3 to 5 years). Accumulated amortization as of December 31, 1999 and 1998 was approximately $28,689 and $30,665, respectively. During 1999, the Company determined that a permanent impairment had occurred to certain of the location contracts associated with the CCI Acquisition (see Note 4). In the third quarter of 1999, the Company wrote off $7,753 of location contracts associated with this transaction.

GOODWILL


         Goodwill is amortized on a straight-line basis over periods estimated to be benefited, generally 15 years. Accumulated amortization as of December 31, 1999 and 1998 was approximately $6,833 and $7,911, respectively. During 1999, the Company determined that a permanent impairment had occurred to the goodwill associated with the CCI transaction of 1998. In the third quarter of 1999, the Company wrote off $37,865 of goodwill associated with this transaction.


LONG-LIVED ASSETS


         The Company accounts for long-lived assets pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires impairment losses to be recorded on long-lived assets used in operations when events or changes in circumstances indicate that the carrying amount on an asset may not be recoverable. Management reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the asset may be impaired. After accounting for the impairments described above, the Company does not believe that any long-lived assets are impaired at December 31, 1999 based on the estimated future cash flows of the Company. (See Goodwill and Location Contracts).


RECOGNITION OF REVENUE


         The Company derives its revenues from two principal sources: coin calls and non-coin calls. Coin calls represent calls paid for by callers with coins deposited in the payphone. Coin call revenues are recorded in the amount of coins collected from the payphones.

         Non-coin calls made from the Company's payphones generate revenues in an amount that depends upon whether the Company or a long distance company handles the call. If the non-coin call is handled through an "unbunbled" service arrangement, the Company recognizes non-coin revenues equal to the total amount charged for the call. If the non-coin call is handled by a long distance company, the Company generally recognizes revenues in an amount equal to the commission on that call paid to the Company by the long distance company. Under an unbundled services arrangement, the Company performs certain functions necessary to service non-coin calls, uses the long distance company's switching equipment and its other services on an as-needed basis, and pays the long distance company on an unbundled basis for the operator services actually used to complete these calls. Prior to November 1999, the Company also serviced long-distance calls through its switch.

         The Company also recognizes non-coin revenues from calls that are dialed from its payphones to gain access to a long distance company other than the one pre-programmed into the telephone (dial-around calls). Revenues from dial-around calls are recognized based on estimates of calls made and the Federal Communications Commission mandated dial-around compensation rate in effect (see note 17).


INCOME TAXES

         The Company has accounted for income taxes under SFAS No. 109, an asset and liability approach to accounting and reporting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

RECLASSIFICATION

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

3.  DISCONTINUED OPERATIONS:

INMATE TELEPHONE OPERATIONS

         On December 19, 1997, the Company sold the remaining assets of the Company's inmate phone division to Talton Holdings, Inc. ("Talton") for $10,625 in cash plus additional contingent consideration. This transaction resulted in a gain of approximately $4,242. The contingent consideration is payable within 18 months after the closing based upon a formula which generally provides for the sharing of (a) incremental profits from revenue increases on certain contracts sold to Talton and (b) profits resulting from Talton closing on pending bids initiated by the Company which result in new contracts. For financial accounting purposes, the contingent consideration will be recognized as received. The Company recorded a loss in discontinued operations of $2,418 for the year ended December 31, 1997. The inmate phone division had revenues of $11,931 in 1997.

CELLULAR OPERATIONS

         During the year ended December 31, 1998, the Company sold its investment in Shared Technologies Cellular, Inc. (STC) Common Stock resulting in a gain of $607. The STC common stock was received in 1995 as part of the proceeds from the sale of the Company's Cellular Telephone Operations to STC, which was treated as discontinued operations. Accordingly, the gain from the sale of the investment is recorded in discontinued operations in the 1998 statement of operations.


4.  ACQUISITIONS:

         On February 3, 1998, the Company completed its acquisition of Communications Central Inc. (the "CCI Acquisition") at a price of $10.50 per share in cash, or approximately $70,200 in the aggregate, assumed CCI's outstanding debt of $36,700 and incurred $2,200 in transaction costs. The CCI Acquisition has been accounted for by the purchase method, and accordingly the results of operations are included in the Company's consolidated statement of operations from the date of acquisition. Goodwill associated with the acquisition was to be amortized over fifteen years using straight-line amortization (See Note 2). The following summarizes unaudited pro forma consolidated results of operations for the year ended December 31, 1997 assuming the CCI Acquisition occurred at the beginning of 1997. These pro forma results are provided for comparative purposes only and do not purport to be indicative of the results which would have been obtained if this acquisition had been effected on the dates indicated or which may be obtained in the future.


Year Ended December 31, 1997:
          Total revenues                                         $ 214,395
                                                                 =========

          Loss from continuing operations                        $ (14,031)
                                                                 =========

          Basic and diluted loss from continuing operations
          per share                                              $   (1.81)
                                                                 =========

         The allocation of the purchase price of the CCI Acquisition is summarized as follows:

         Working capital                                          $  8,892
         Property and equipment                                     46,119
         Goodwill                                                   42,541
         Identifiable intangible assets                             11,565
                                                                  --------
                                                                  $109,117
                                                                  ========


         During 1999 the Company wrote off $37,865 of goodwill and $7,753 of location contracts related to the CCI Acquisition. (See Note 2 and Note 5).

         In January 1998, the Company acquired the operating assets of Indiana Telcom Corporation including 2,632 payphones for $11,317 in a cash transaction accounted for as a purchase. Accordingly, approximately $5,400 of the purchase price was allocated to installed payphones and related equipment and $300 was allocated to location contracts. The excess of the purchase price over the fair value of the assets acquired of $5,600 was recorded as goodwill and is being amortized over five years. Pro forma results of operations have not been presented because the effect of this acquisition was not significant.

         During the years ended December 31, 1999, 1998 and 1997, the Company made additional acquisitions, which have been accounted for as purchases. The consolidated financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of each of these acquisitions were not significant. For all transactions, the purchase price was allocated to payphones and associated assets and, in some instances, noncompete agreements and goodwill. These acquisitions included a total of 1,341, 1,516 and 2,861 payphones in 1999, 1998 and 1997, respectively, for purchase prices totaling $5,123, $3,216 and $7,131, respectively.

5.  NON-RECURRING ITEMS AND RESTRUCTURING CHARGE:

         In connection with the Peoples Merger, the Company recognized non-recurring costs of $10,814 in 1998. These costs include legal fees, investment banking fees, accounting fees and change of control payments. In addition, the Company recognized restructuring costs of $4,325 related to the Peoples Merger and other restructurings. These costs were composed of payments incurred in connection with early lease terminations, facility closing costs, a writedown of the value of the former Peoples headquarters and employee termination benefits for 143 excess field operations and administrative personnel. The following table summarizes the restructuring charge and the amounts incurred during the year ended December 31, 1999.



                                                                                               MERGER
                                FACILITY         EMPLOYEE       WRITEDOWN OF                   CLOSING
                             CLOSING COSTS  TERMINATION COSTS      ASSETS         OTHER         COSTS        TOTAL
                             -------------- ------------------ --------------- ------------ ------------- -----------

Non-recurring and
  restructuring charge         $  1,140             $ 1,424       $   790           $   971       $10,814     $15,139

Utilized in 1998                   (251)               (131)         (790)             (184)       (7,045)     (8,401)
                               --------             -------       -------           -------       -------     -------
Remaining reserve at
  December 31, 1998                 889               1,293            --               787        3,769       6,738

Adjustments to certain
reserves                           (647)              1,311            --                --          (664)         --

Utilized in 1999                   (170)             (2,604)           --              (787)       (3,105)     (6,666)
                               --------             -------       -------           -------       -------     -------
Remaining reserve at
  December 31, 1999            $     72             $     0       $     0           $     0       $     0     $    72
                               ========             =======       =======           =======       =======     =======



         During the year ended December 31, 1998, the Company over-estimated restructing charges related to facilities closing costs and merger-related closing costs. The Company underestimated restucturing charges related to employee terminations. Accordingly during 1999, the Company reversed approximately $647 of the restructing reserve related to facility closing costs and $664 of the reserve related to merger closing costs. Additionally during 1999, the Company incurred an additional $1,311 of restructuring charges related to employee termination costs.

         Also during 1999, the Company incurred and paid restructuring charges and other merger-related expense related to the Peoples Merger of approximately $1,570 related to integration and restructuring activities. The restructuring charges and other merger-related expense were primarily related to severance pay for terminated employees, relocation costs and costs related to the closing of redundant facilities.


         In 1999 the Company recorded a non-recurring charge of approximately $51,224 which primarily related to impaired goodwill and certain other identifiable intangibles related to the CCI Acquisition. The charge was based on a review of long-lived assets and intangibles under the provisions of SFAS No.
121. The Company considered continued operating losses and lower cash flow than expected related to the payphones acquired in the CCI Acquisition to be the primary indicators of potential impairment. Based on the Company's estimate of discounted future cash flows, the carrying values of the assets were written down to the Company's estimate of fair value. Considerable management judgement is necessary to estimate discounted future cash flows.


6.  INVESTMENTS AND OTHER COMPREHENSIVE LOSS:

         Investments in debt and equity securities are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". During 1999, the Company wrote off its investment in Global Telecommunications Solutions, Inc. ("GTS"). Accordingly, the Company recognized a realized loss of $350 during 1999 and an unrealized loss on the investment of $2,772 during 1998 in the accompanying statement of operations. The Company's investment in GTS common stock at December 31, 1999 and 1998, respectively, was approximately $13 and $363 and is included in other assets in the accompanying consolidated balance sheets.

         As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS No. 130 had no impact on the Company's net loss or shareholders' equity. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities, which, prior to adoption, were reported separately in shareholders' equity, to be included in other comprehensive loss. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.


7.  ALLOWANCE FOR DOUBTFUL ACCOUNTS:

Activity in the allowance for doubtful accounts is summarized as follows for the years ended December 31:

                                                         1999        1998         1997
                                                       --------    --------     -------
Balance, at beginning of period                        $  5,383     $ 5,121     $ 4,515
Charged to expense                                        5,497       1,299       4,590
Uncollected balances written off, net of recoveries          --      (1,037)     (3,984)
                                                       --------     -------     -------
Balance, at end of period                              $ 10,880     $ 5,383     $ 5,121
                                                       ========     =======     =======


8.  PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows at December 31:


                                                                                                    ESTIMATED
                                                                                                   USEFUL LIFE
                                                                       1999             1998         IN YEARS
                                                                   -----------      -----------    ------------
     Installed payphones and related equipment                        $212,441        $ 209,177          10
     Furniture, fixtures and office equipment                            9,224            8,638          5-7
     Vehicles, equipment under capital leases and other equipment        4,521            6,432          4-10
     Building and improvements                                           1,190            4,027          25
                                                                      --------        ---------
                                                                       227,376          228,274

     Less-  Accumulated depreciation                                  (132,606)        (110,871)
                                                                      --------      -----------
                                                                        94,770          117,403

     Uninstalled payphone equipment                                     20,788           11,746
     Land                                                                    -              950
                                                                      --------      -----------
                                                                      $115,558         $130,099
                                                                      ========      ===========

9.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses consist of the following at December 31:

                                                         1999           1998
                                                      --------        ---------
        Accounts payable                              $ 12,791        $  5,498
        Taxes payable                                    2,361           5,472
        Accrued commissions                              4,972           7,551
        Accrued merger and restructuring costs              72           6,738
        Accrued telephone bills                            612           3,259
        Deferred revenue                                 1,767           1,725
        Interest payable                                   170             491
        Accrued compensation                               929           1,210
        Other                                            3,810           2,449
                                                      --------        ---------
                                                      $ 27,484        $ 34,393
                                                      ========        ========

10.  LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES:

Following is a summary of long-term debt and obligations under long-term leases as of December 31:


                                                                                            1999         1998
                                                                                          --------     --------
     SENIOR CREDIT FACILITY
       Term A note payable to banks at an adjusted LIBOR rate (9.7% at December
          31, 1999), interest payments due quarterly beginning March 31, 1999 and monthly beginning April 30, 2000. Principal payments due quarterly
          beginning June 30, 1999, collateralized by the Company's assets                  $115,000      $125,000

       Term B note payable to the banks at an adjusted LIBOR rate (10.44% at
          December 31, 1999), interest payments due quarterly beginning March
          31, 1999 and monthly beginning April 30, 2000. Principal payments due
          quarterly beginning June 30, 1999, collateralized by the Company's assets          94,050        95,000

       Revolving Advance on bank's line of credit at the bank's adjusted LIBOR rate (9.64% at December 31, 1999), interest due quarterly during 1999, and monthly beginning April 30, 2000. Principal due December 23, 2003,
          collateralized by the Company's assets                                             17,500        15,000

       Capital lease obligations and other notes with various interest rates and
          various maturity dates through 2003                                                 1,494         1,976
                                                                                          ---------      --------
                                                                                            228,044       236,976

     Less-  Current maturities                                                              (21,535)      (11,525)
                                                                                          ---------      --------
                                                                                          $ 206,509      $225,451
                                                                                          =========      ========

         In connection with the Peoples Merger on December 23, 1998, the Company entered into a senior credit facility ("Senior Credit Facility") with Bank of America, formerly NationsBank, N.A., (the "Administrative Agent") and the other lenders named therein. The Senior Credit Facility provided for borrowings by the Company from time to time of up to $280 million for working capital and other corporate purposes. Upon consummation of the Peoples Merger, the Company redeemed $100,000 in Senior Notes that were scheduled to mature in 2002 and retired approximately $96,660 in notes payable prior to maturity. In connection with this early extinguishment of debt, the Company recognized an extraordinary loss of $17,856.

         The Senior Credit Facility was amended on April 8, 1999 (the "First Amendment"). This amendment waived compliance, for the first quarter of 1999, with the financial covenants set forth in the Senior Credit Facility. In addition, the First Amendment waived any event of default related to two acquisitions made by the Company in the first quarter of 1999, and waived the requirement that the Company deliver annual financial statement to the Lenders within 90 days of December 31, 1998, provided that such financial statement be delivered no later than April 15, 1999.


         On March 28, 2000, the Company and the Lenders agreed to the Second Amendment to Credit Agreement and Consent and Waiver (the "Second Amendment") which amended certain covenants through January 15, 2001. In exchange for the covenant relief, the Company agreed to a lowering of the available credit facility to $245,000 (through a permanent reduction of the revolving line of credit) and placement of a block on the final $10,000 of revolver borrowing. The Second Amendment also placed a moritorium on acquisitions and changed the calculation of interest rates for the Senior Credit Facility.


         Indebtedness of the Company under the Senior Credit Facility is secured by substantially all of its and its subsidiaries' assets, including but not limited to their equipment, inventory, receivables and related contracts, investment property, computer hardware and software, bank accounts and all other goods and rights of every kind and description and is guaranteed by the Company.


         The Company's borrowings under the Senior Credit Facility bear interest at a floating rate and may be maintained as Base Rate Loans (as defined in the Senior Credit Facility, as amended) or, at the Company's option, as Eurodollar Loans (as defined in the Senior Credit Facility, as amended). Base Rate Loans shall bear interest at the Base Rate (defined as the higher of (i) the applicable prime lending rate of Bank of America or (ii) the Federal Reserve reported certificate of deposit rate plus 1%). Eurodollar Loans shall bear interest at the Eurodollar Rate (as defined in the Senior Credit Facility, as amended).


         The Company is required to pay the lenders under the Senior Credit Facility a commitment fee of 0.5%, payable in arrears on a quarterly basis, on the average unused portion of the Senior Credit Facility during the term of the facility. The Company is also required to pay an annual agency fee to the Agent. In addition, the Company was also required to pay an arrangement fee for the account of each bank in accordance with the banks' respective pro rata share of the Senior Credit Facility. The Agent and the lenders will receive such other fees as have been separately agreed upon with the Agent.

         The Senior Credit Facility requires the Company to meet certain financial tests, including, without limitation, maximum levels of Senior Secured Debt as a ratio of EBITDA (as defined in the Senior Credit Facility, as amended), minimum interest coverage, minimum fixed charge coverage and maximum amount of capital expenditures. The Senior Credit Facility also contains certain covenants which, among other things, will limit the incurrence of additional indebtedness, prepayments of other indebtedness (including the Notes), liens and encumbrances and other matters customarily restricted in such agreements.

         The Senior Credit Facility contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, judgement defaults, failure of any guaranty or security document supporting the Senior Credit Facility to be in full force and effect, and a change of control of the Company.

Annual maturities of the Term A and Term B notes payable are as follows:

        Year ended December 31:

        2000                                 $20,950
        2001                                  30,950
        2002                                  30,950
        2003                                  35,950
        2004                                  60,167
        Thereafter                            30,083
                                              ------

        Total                               $209,050
                                            ========


         In connection with the provisions of its Senior Credit Facility and the Company's overall interest rate management objectives, the Company utilizes derivative financial instruments to reduce its exposure to market risks from significant increases in interest rates. The Company's strategy is to purchase interest rate swaps, collars and caps from large financial institutions that in the aggregate maintain notional amounts exceeding 40% of the Company's outstanding long-term debt balance to limit the impact of increases in interest rates on the Company's variable rate long-term debt. As of December 31, 1999, the Company has two interest rate swap agreements with an aggregate notional amount of $23 million with a termination date of March 2001. The interest rate swaps require the Company to pay fixed rates of 5.9% in exchange for variable rate payments based on the U.S. three month LIBOR (5.1% as of December 31, 1999). Interest rate differentials are paid or received every three months and are recognized as adjustements to interest expense.

         As of December 31, 1999, the Company has interest rate cap agreements with an aggregate notional amount of $40 million that terminate in March 2000. The interest rate cap agreements require premium payments to the counterparty based on the notional amount of the contracts that are capitalized and amortized to interest expense over the life of the contract. These agreements entitle the Company to receive quarterly payments from the counterparties for amounts, if any, by which the U.S. three month LIBOR rate exceeds 7%. In addition, the Company entered into an interest rate collar agreement with a large financial institution that terminates in February 2002. The notional amount of the interest rate collar is $25 million and the agreement has a cap rate of 7% and a floor rate of 4.8% based on the U.S. one month LIBOR rate.

         The Company does not hold or issue derivative financial instruments for trading purposes. The Company is exposed to credit risk in the event of nonperformance by the counterparties; however, the Company does not anticipate nonperformance by any of its counterparties. The carrying amount and fair value of these contracts are not significant.

11.  LEASE COMMITMENTS:

     The Company conducts a portion of its operations in leased facilities under noncancellable operating leases expiring at various dates through 2003. Some of the operating leases provide the Company pay taxes, maintenance, insurance and other occupancy expenses applicable to leased premises. The Company also maintains certain equipment under noncancellable capital leases expiring at various dates through 2003.

The annual minimum rental commitments under operating and capital leases are as follows:

                              OPERATING         CAPITAL           TOTAL
                              ---------         -------          -------
Year ended December 31:
2000                           $ 2,505          $   586          $ 3,091
2001                             4,498              556            5,054
2002                             3,142              350            3,492
2003                             2,066               20            2,068
                               -------          -------          -------
                               $12,211          $ 1,494          $13,705
                               =======          =======          =======

Rent expense for operating leases from continuing operations for the years ended December 31, 1999, 1998, and 1997 was $2,566, $1,060, and $864, respectively.


12.  INCOME TAXES:

         Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Income tax provisions will increase or decrease in the same period in which a change in tax rates is enacted.

The components of the provision for income taxes are as follows:


                                                  1999           1998           1997
                                                --------       --------       --------
Current provision (benefit):
    Federal                                     $ (1,755)      $     --       $  1,323

    State                                             --            108            115
Deferred provision                                    --           (108)         1,021
                                                --------       --------       --------
Total income tax expense (benefit)                (1,755)            --          2,459


A reconciliation of federal statutory income taxes to the Company's effective tax provision is as follows:


                                                  1999           1998           1997
                                                --------       --------       --------
Provision for federal income tax at the
    statutory rate (34%)                        $(26,604)      $(16,885)      $ (2,394)
State income taxes net of federal benefit         (1,770)        (1,902)          (270)
Change in valuation allowance                     16,595         17,808          5,167
Goodwill amortization                             10,380            927             --
Other, net                                          (356)            52            (44)
                                                --------       --------       --------
Income taxes from continuing operations           (1,755)            --       $  2,459
Expected income tax expense (benefit) from
    discontinued and extraordinary items              --         (6,525)           792
Change in valuation allowance                         --          6,525           (792)
                                                --------       --------       --------
Total income tax expense (benefit)              $ (1,755)      $     --       $  2,459
                                                ========       ========       ========

The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                                                  1999                1998
                                                              -------------       -------------
Deferred Tax Assets:
    Net operating loss carryforward                            $  69,412             $  62,772
    Capital loss carryforward                                        687                   574
    Amortization                                                  14,618                12,989
    Alternative minimum tax credit carryforward                      862                 1,200
    Other                                                         17,884                10,259
                                                               ---------             ---------
    Total deferred tax assets                                    103,463                87,794
Valuation allowance                                              (71,392)              (54,797)
                                                               ---------             ---------
    Net deferred tax assets                                       32,071                32,997
                                                               ---------             ---------
Deferred Tax Liabilities:
    Depreciation                                                 (32,071)              (32,061)
    Other                                                             --                  (936)
                                                               ---------             ---------
    Total deferred tax liabilities                               (32,071)              (32,997)
                                                               ---------             ---------
Net Deferred Tax Liability                                    $      --              $      --
                                                               ---------             ---------


         As of December 31, 1999, the deferred tax asset valuation allowance increased to approximately $71,392 from $54,797 as of December 31, 1998. The increase is recorded as a component of the Company's 1999 tax provision. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods that temporary differences and carryforwards are expected to be available to reduce taxable income. As such, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized due to the expiration of its operating loss and capital loss carryforwards.

         At December 31, 1999, the Company had tax net operating loss carryforwards of approximately $184,459 and capital losses of $1,826, which expire in various amounts in the years 2001 to 2019. Approximately $134,353 of the net operating loss carryforwards plus $700 of the capital loss carryforwards relate to multiple business acquisitions for which annual utilization will be limited. The net operating losses and capital losses will be subject to limitations if future ownership changes occur. In addition, these loss carryforwards can only be utilized against future taxable income, if any, generated by these acquired companies as if these companies continued to file separate income tax returns.

13.  CAPITAL STOCK TRANSACTIONS:

PREFERRED STOCK

         The Company's certificate of incorporation authorize 1,000,000 shares of preferred stock, par value $.01 per share. The Company does not have any immediate plans to issue any shares of preferred stock.


         Peoples' articles of incorporation authorized 5,000,000 shares of preferred stock, of which 600,000 shares were designated as Series B Preferred Stock and 160,000 shares were designated as Series C Preferred Stock. During 1995, Peoples issued 150,000 shares of Series C Cumulative Convertible Preferred Stock to UBS Capital II LLC, a wholly-owned subsidiary of Union Bank of Switzerland, for proceeds of $15.0 million. The Preferred Stock accumulated dividends at an annual rate of 7%. The dividends were payable in cash or may accumulate. In connection with the Peoples Merger, the Company issued 892,977 shares of common stock for the outstanding Series C Preferred Stock and cumulative dividends and cancelled the 5,000,000 authorized shares of Peoples Preferred Stock.

COMMON STOCK

         On June 30, 1998, the Company announced the closing of an investment by an affiliate of Equity Group Capital Investments ("EGCI"), a privately-held investment company controlled by Sam Zell. In the transaction, the EGCI affiliate invested $28,000 in the Company as payment for 1,000,000 shares of newly issued common stock and warrants to purchase an additional 215,531 shares, which are exercisable at a price of $32.00 per share. Proceeds of the sale were used for working capital and payment of the merger consideration for the Peoples Merger.

         In December 1998, the shareholders of the Company approved an increase in the number of shares of authorized common stock from 10,000,000 to 50,000,000 in order to accommodate issuance of stock in connection with the Peoples Merger.

STOCK OPTIONS AND WARRANTS

         The Company has several stock option plans under which options to acquire up to 2,234,525 shares may be granted to directors, officers and certain employees of the Company including the stock option plans acquired in the Peoples Merger. Vesting periods for options issued under these plans range from immediate vesting up to 10 years and generally expire after 5 to 10 years. The plans also provide for the outright grant of common stock. For the years ended December 31, 1999 and 1998, respectively, 28,222 and 7,286 outright stock grants were issued. During 1998, 45,000 warrants with an exercise price of $15.60 issued in connection with the Company's initial public offering in 1993 expired. The exercise price of each option generally equals the market price of the Company's stock on the date of grant. Accordingly, no compensation cost has been recognized for options granted under the plans. Had compensation cost for the plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                   1999        1998        1997
                                                                ---------   ----------   ---------
Net loss                                        As reported     $ (78,746)  $ (66,912)   $ (7,408)
                                                Pro forma       $ (81,208)  $ (71,766)   $ (8,921)

Basic and diluted loss per common share         As reported     $   (7.40)  $   (7.59)   $  (1.02)
                                                Pro forma       $   (7.62)  $   (8.13)   $  (1.20)


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing method with the following weighted-average assumptions used for grants in 1999, 1998 and 1997: dividend yield of 0% for all years; expected volatility of 84.7%, 48.8% and 54.0%, respectively, risk-free interest rates of 5.0%, 5.4% and 5.7%, respectively, and expected life of approximately five years.

         A summary of the status of the Company's stock option plans as of December 31 and changes during the years ending on those dates is presented below (Shares in thousands):



                                        1999                           1998                        1997
                              -------------------------     ----------------------------  ------------------
                                               WEIGHTED                    WEIGHTED                WEIGHTED
                                               AVERAGE                      AVERAGE                 AVERAGE
                                               EXERCISE                    EXERCISE                EXERCISE
                              SHARES            PRICE       SHARES           PRICE       SHARES      PRICE
                              -------          --------     ------         --------      ------    ---------
     Outstanding at
       beginning of year       1,291           $  19.84      1,136         $  20.34         903    $  19.26
     Granted                     524               5.85        407            23.98         317       23.04
     Exercised                    --                 --       (153)           13.35         (27)      13.35
     Expired                     (50)             10.33        (99)           15.60         (23)      23.95
     Cancelled                  (400)             21.90         --               --         (34)      22.85
                             -------                        ------                       ------
     Outstanding at end of
       year                    1,365           $  14.77      1,291         $  20.88       1,136     $ 20.34
                             -------                        ------                       ------
     Options exercisable
       at end of year          1,051           $  13.68      1,065         $  20.03       1,946     $ 21.29
                             =======                        ======                       ======
     Weighted-average fair
       value of options
       granted during the
       year                                    $   5.79                    $  11.92                 $  6.04


The following information applies to options outstanding at December 31, 1999:



                        OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
-------------------------------------------------------------      -------------------------------------------------------
                                                WEIGHTED
                             NUMBER             AVERAGE                                 NUMBER
                         OUTSTANDING AT         REMAINING          WEIGHTED          EXERCISABLE AT
RANGE OF EXERCISE          DECEMBER 31,        CONTRACTUAL          AVERAGE         DECEMBER 31,        WEIGHTED AVERAGE
       PRICE                  1999             LIFE (YEARS)      EXERCISE PRICE            1999           EXERCISE PRICE
-----------------       -----------------    ----------------   ----------------    -----------------   ------------------
$3.50 to $4.94               102,500              4.9             $  4.26               62,500                $  4.23
$5.38 to $6.50               408,250              5.2             $  6.23              237,349                $  6.05
$9.25 to $13.83              103,477              3.3             $ 11.57              104,950                $ 11.49
$14.13 to $19.13             350,671              2.7             $ 15.49              350,671                $ 16.06
$21.53 to $30.85             399,870              4.9             $ 25.86              295,917                $ 25.14
                           ---------                                                 ---------
                           1,364,768                              $ 14.77            1,051,387                $ 13.68
                           ---------                                                 ---------


         As a result of a change of control provision included in Peoples' option agreement with Mr. Jeffery Hanft (former Peoples Chairman and Chief Executive Officer), the exercise price on 250,000 options was modified from $8.50 per share to $2.80 per share which represents Peoples' average closing stock price for the 30 days prior to the announcement of the merger. A charge of $445 is included in non-recurring items in the accompanying consolidated statement of operations for the year ended December 31, 1998, related to the option repricing. Upon completion of the Peoples Merger the options were converted to options for Davel Common Stock. Mr. Hanft's options are collateral for a security agreement between Mr. Hanft and the Company related to a loan which is due in September 2001.


         At December 31, 1999, approximately 1,400,000 shares of Common Stock were reserved pursuant to stock option plans.

14.  EARNINGS PER SHARE:


         The treasury stock method was used to determine the dilutive effect of the options and warrants on earnings per share data. The following table summarizes the restated net loss from continuing operations per share and the weighted average number of shares outstanding used in the computations in accordance with SFAS No. 128. In accordance with SFAS No. 128, the following table reconciles net income and weighted average shares outstanding to the amounts used to calculate the basic and diluted earnings per share (in thousands, except share and per share data):

                                                          1999               1998              1997
                                                     ------------       -------------     -------------
Loss from continuing operations before
  extraordinary items                                $    (78,746)      $   (49,663)      $    (9,500)
Deduct:
Cumulative preferred stock dividend requirement              95               1,464             1,050
Preferred stock issuance cost accretion                      --                 158               156
                                                     ------------       -----------       -----------
Loss applicable to common shareholders               $    (78,841)      $   (51,285)      $   (10,706)
                                                     ============       ===========       ===========
Weighted average common shares outstanding             10,659,594         9,029,285         8,407,255
                                                     ============       ===========       ===========
Basic and diluted loss per share                     $      (7.40)      $     (5.68)      $     (1.27)
                                                     ============       ===========       ===========


         Diluted earnings per share is equal to basic earnings per share since the exercise of outstanding options and warrants would be anti-dilutive for all periods presented.

15.  401(K) PROFIT SHARING PLAN:


         Certain subsidiaries maintain 401(k) profit sharing plans (the "Plans"). The Plans provide for matching contributions from the subsidiaries that are limited to certain percentages of employee contributions. Additional discretionary amounts may be contributed by the subsidiaries. The subsidiaries contributed approximately $456, $397 and $153 for the years ended December 31, 1999, 1998 and 1997, respectively. During 1999, these plans were merged into the Davel plan.

16.  STATEMENT OF CASH FLOWS:

         Cash paid for interest and income taxes and non-cash activities during the years ended December 31 was as follows:

                                                                                  1999         1998         1997
                                                                                 -------      -------     --------
Supplemental disclosures of cash flow information:
  Cash paid for :
    Interest                                                                     $22,619      $26,445      $13,737
                                                                                 -------      -------      -------
    Income taxes                                                                 $    --      $   143      $   447
                                                                                 -------      -------      -------
Non-cash activities:
  Fixed assets acquired under capital lease obligations                          $    --      $ 1,934      $   224
                                                                                 -------      -------      -------
  Common stock issued for retirement of preferred stock                          $    --      $17,906      $    --
                                                                                 -------      -------      -------
  Series C preferred stock dividends accrued                                     $    --      $ 1,464      $ 1,050
                                                                                 -------      -------      -------
  Preferred stock issuance accretion                                             $    --      $   158      $   156
                                                                                 -------      -------      -------
 Sale of certain fixed assets and a life insurance policy to the Chairman of the
  Board in exchange for phone switching equipment and the assumption
  of two corporate loans                                                         $    --      $    --      $   148
                                                                                 -------      -------      -------


17.  PROVISION FOR DIAL-AROUND COMPENSATION:

         On September 20, 1996, the Federal Communications Commission (FCC) adopted rules in a docket entitled IN THE MATTER OF IMPLEMENTATION OF THE PAYPHONE RECLASSIFICATION AND COMPENSATION PROVISIONS OF THE TELECOMMUNICATIONS ACT OF 1996, FCC 96-388 (the "1996 Payphone Order"), implementing the payphone provisions of Section 276 of the Telecommunications Act of 1996 (the "Telcom Act"). The 1996 Payphone Order, which became effective November 7, 1996, initially mandated dial-around compensation for both access code calls and 800 subscriber calls at a flat rate of $45.85 per payphone per month (131 calls multiplied by $0.35 per call). Commencing October 7, 1997, and ending October 6, 1998, the $45.85 per payphone per month rate was to transition to a per-call system at the rate of $0.35 per call. Several parties filed petitions for judicial review of certain of the FCC regulations including the dial-around compensation rate. On July 1, 1997, the U.S. Court of Appeals for the District of Columbia Circuit (the "Court") responded to appeals related to the 1996 Payphone Order by remanding certain issues to the FCC for reconsideration. These issues included, among other things, the manner in which the FCC established the dial-around compensation for 800 subscriber and access code calls, the manner in which the FCC established the interim dial-around compensation plan and the basis upon which interexchange carriers (IXCs) would be required to compensate payphone service providers ("PSP"s). The Court remanded the issue to the FCC for further consideration, and clarified on September 16, 1997, that it had vacated certain portions of the FCC's 1996 Payphone Order, including the dial-around compensation rate. Specifically, the Court determined that the FCC did not adequately justify (i) the per-call compensation rate for 800 subscriber and access code calls at the deregulated local coin rate of $0.35, because it did not sufficiently justify its conclusion that the costs of local coin calls are similar to those of 800 subscriber and access code calls; and (ii) the allocation of the payment obligation among the IXCs for the period from November 7, 1996, through October 6, 1997.

         In accordance with the Court's mandate, on October 9, 1997, the FCC adopted and released its SECOND REPORT AND ORDER in the same docket, FCC 97-371 (the "1997 Payphone Order"). This order addressed the per-call compensation rate for 800 subscriber and access code calls that originate from payphones in light of the decision of the Court which vacated and remanded certain portions of the FCC's 1996 Payphone Order. The FCC concluded that the rate for per-call compensation for 800 subscriber and access code calls from payphones is the deregulation local coin rate adjusted for certain cost differences. Accordingly, the FCC established a rate of $0.284 ($0.35 - $0.066) per call for the first two years of per-call compensation (October 7, 1997, through October 6, 1999). The IXCs were required to pay this per-call amount to PSPs, including the Company, beginning October 7, 1997.

         On March 9, 1998, the FCC issued a Memorandum Opinion and Order, FCC 98-481, which extended and waived certain requirements concerning the provision by the LECs of payphone-specific coding digits which identify a call as originating from a payphone. Without the transmission of payphone-specific coding digits some of the IXCs have claimed they are unable to identify a call as a payphone call eligible for dial-around compensation. With the stated purpose of ensuring the continued payment of dial-around compensation the FCC, by Memorandum and Order issued on April 3, 1998, left in place the requirement for payment of per-call compensation for payphones on lines that do not transmit the requisite payphone-specific coding digits, but gave the IXCs a choice for computing the amount of compensation for payphones on LEC lines not transmitting the payphone-specific coding digits of either accurately computing per-call compensation from their databases or paying per-phone, flat-rate compensation computed by multiplying the $0.284 per call rate by the nationwide average number of 800 subscriber and access code calls placed from RBOC payphones for corresponding payment periods. Accurate payments made at the flat rate are not subject to subsequent adjustment for actual call counts from the applicable payphone.

         On May 15, 1998, the Court again remanded the per-call compensation rate to the FCC for further explanation without vacating the $0.284 per call rate. The Court opined that the FCC had failed to explain adequately its derivation of the $0.284 default rate. The Court stated that any resulting overpayment would be subject to refund and directed the FCC to conclude its proceedings within a six-month period from the effective date of the Court's decision.

         In response to the Court's second remand, the FCC conducted further proceedings and sought additional comment from interested parties to address the relevant issues posed by the Court. On February 4, 1999, the FCC released its Third Report and Order, and Order on Reconsideration of the Second Report and Order (the "1999 Payphone Order"), in which the FCC abandoned its efforts to derive a "market-based" default dial-around compensation rate and instead adopted a "cost-based" rate of $0.24 per dial-around call. Both PSPs and IXCs petitioned the Court for review of the 1999 Payphone Order, and PSPs petitioned the FCC for reconsideration of the Order. All of these petitions are currently pending. The new rate became effective April 21, 1999, and will serve as the default rate through January 31, 2002. The new rate will also be applied retroactively to the period beginning on October 7, 1997, less a $0.002 amount to account for FLEX ANI payphone tracking costs, for a net compensation rate of $0.238. The 1999 Payphone Order deferred a final ruling on the interim period (November 7, 1996 to Octoer 6, 1997) treatment to a later, as yet unreleased, order, however, it appears from the 1999 Payphone Order that the $0.238 per call rate will also be applied to the initial interim period from November 7, 1996 to October 6, 1997. Upon establishment of the interim period rate, the FCC has further ruled that a true-up will be made for all payments or credits (with applicable interest) due and owing between the IXCs and the PSPs, including Davel, for the payment period commencing on November 7, 1996 through the effective date of the new $0.24 per call rate.

         Based on the FCC's tentative conclusion in the 1997 Payphone Order, the Company during 1997 adjusted the amounts of dial-around compensation previously recorded related to the period from November 7, 1996, through June 30, 1997, from the initial $45.85 rate to $37.20 ($0.284 per call multiplied by 131 calls). As a result of this adjustment, the provision recorded for the year ended December 31, 1997, related to reduced dial-around compensation is approximately $3.3 million. Based on the reduction in the per-call compensation rate in the 1999 Payphone Order, the Company further reduced non-coin revenues by $9.0 million during 1998. The adjustment included approximately $6.0 million to adjust revenue reorded during the period November 7, 1996 to October 6, 1997 from $37.20 per-phone per-month to $31.18 per phone per month ($0.238 per call multiplied by 131 calls). The remaining $3.0 million of the adjustment was to adjust revenues recorded during the period October 7, 1997 through December 31, 1998 to actual dial-around call volumes for the period multiplied by $0.238 per call.

         The Company recorded dial-around compensation revenue, net of adjustments, of approximately $4.4 million for the period from November 7, 1996 through December 31, 1996, approximately $24.9 million for the period from January 1, 1997 through December 31, 1997 and approximately $27.2 million for the period from January 1, 1998 through December 31, 1998.

         The Company's counsel,Dickstein, Shaprio, Morin & Oshensky, is of the opinion that the Company is legally entitled to fair compensation under the Telcom Act for dial-around calls the Company delivered to any carrier during the period from November 7, 1996, through October 6, 1997. Based on the information available, the Company believes that the minimum amount it is entitled to as fair compensation under the Telcom Act for the period from November 7, 1996, through October 6, 1997, is $31.18 per payphone per month and the Company, based on the information available to it, does not believe that it is reasonably possible that the amount will be materially less than $31.18 per payphone per month. While the amount of $0.24 per call ($0.238 for retroactive periods) constitutes the Company's position of the appropriate level of fair compensation, certain IXCs have asserted in the past, are asserting and are expected to assert in the future that the appropriate level of fair compensation should be lower than $0.24 per call. If the level of fair compensation is ultimately determined to be an amount less than $0.24 per call, such determination could result in a material adverse impact on the Company's results of operations and financial position.

18.  RELATED-PARTY NOTES AND TRANSACTIONS:

TRANSACTIONS WITH MAJOR SHAREHOLDER AND DIRECTOR

         The Company engaged in the following transactions with the Company's largest shareholder (a Director) and former Chairman of the Board during the years ended December 31:



                                                             1999      1998      1997
                                                             ----      ----      ----
Payments made for rent of commercial real estate             $119      $ 68      $116
                                                             ====      ====      ====
Payments received for providing administrative services      $ 46      $ 85      $107
                                                             ====      ====      ====


         During 1997, the Company sold a life insurance policy, a house and an airplane to Mr. David Hill (former Chairman of the Board) who owned approximately 18% of the Company's outstanding common stock as of December 31, 1999. The sale price was at the estimated fair value of the assets as determined based upon independent appraisals and the sale resulted in a gain of $273. The house and the airplane were subsequently leased back to the Company and the gain was deferred and was being recognized ratably over the term of the lease. During 1999, 1998 and 1997, the Company recognized $48, $72 and $152, respectively, of the deferred gain. Both leases were terminated in August 1999.

         Through September 1997, the Company leased long distance switching equipment from Mr. Hill for $80. In September 1997, the Company purchased this equipment for $378 which was the estimated fair market value of the equipment based upon independent appraisals.

         The Company received management advisory services from Equity Group Corporate Investments, Inc. (EGCI), an affiliate of the Company. In exchange for these services, during 1998 the Company issued to affiliates of EGCI 44,659 shares of common stock with a fair value of $751 at the date of grant. In 1999, the Company agreed to pay a fee, payable in the Company's common stock, equal to 0.35% of the enterprise value of the merger with PTC and any other merger, payable upon consummation of such merger. In connection with the advisory agreement the Company also agreed to grant stock options for ongoing consulting services. Each month EGI receives as a management fee 12,500 options at a strike price based on the closing price of the Company's common stock on the last day of the prior month.

         Also during 1999, the Company sold to Mr. David Hill a building located in Miami, Florida for $2,250. The Company believes that the terms of the sale approximate fair value for the property.

19.  COMMITMENTS AND CONTINGENCIES:

         On September 29, 1998, the Company announced that it was exercising its contractual rights to terminate a merger agreement (the "Davel/PhoneTel Merger Agreement") with PhoneTel Technologies, Inc. ("PhoneTel"), based on breaches of representations, warranties and covenants by PhoneTel. On October 1, 1998, the Company filed a lawsuit in Delaware Chancery Court seeking damages, rescission of the Davel/PhoneTel Merger Agreement and a declaratory judgment that such breaches occurred. On October 27, 1998, PhoneTel answered the complaint and filed a counterclaim against the Company alleging that the Davel/PhoneTel Merger Agreement had been wrongfully terminated. At the same time, PhoneTel also filed a third party claim against Peoples Telephone Company, Inc. (acquired by the Company on December 23, 1998) alleging that Peoples wrongfully caused the termination of the Davel/PhoneTel Merger Agreement. The counterclaim and third party claim seek specific performance by the Company of the transactions contemplated by the Davel/PhoneTel Merger Agreement and damages and other equitable relief from the Company and Peoples. The Company believes that it has meritorious claims against PhoneTel and intends to defend vigorously against the counterclaim against Davel and the third party claim against Peoples initiated by PhoneTel. The Company, at this time, cannot predict the outcome of this litigation.


         In December 1995, Cellular World, Inc. filed a complaint in Dade County Circuit Court against Peoples and its subsidiary, PTC Cellular, Inc., alleging wrongful interference with Cellular World's advantageous business relationship with Alamo Rent-A-Car, and alleged misappropriation of Cellular World's trade secrets concerning Cellular World's proprietary cellular car phone rental system equipment. Cellular World was seeking damages alleged to exceed $10 million. In March 2000, the Company settled this complaint for approximately $1,500, which is accrued in the accompanying consolidated balance sheet as of December 31, 1999.


         The Company is involved in other litigation arising in the normal course of its business which it believes will not materially affect its financial position or results of operations.

20.  SUBSEQUENT EVENTS:


Second Amendment to Credit Agreement

     In the first quarter of 2000, the Company gave notice to the Administrative Agent that lower than expected performance in the first quarter of 2000 would result in the Company's inability to meet certain financial covenants contained in the Senior Credit Facility. Effective March 9, 2000, the Company and the Lenders agreed to the Second Amendment to Credit Agreement and Consent and Waiver (the "Second Amendment"), which waived certain covenants through January 15, 2001. In exchange for the covenant relief, the Company agreed to a lowering of the available credit facility from $280.0 million to $245.0 million (through a permanent reduction of the revolving line of credit to $45.0 million), placement of a block on the final $10 million of borrowing under the revolving credit facility (which requires that all of the Lenders be notified in order to access the final $10.0 million of availability on that facility), a fee of 35 basis points of the Lenders commitment and a moratorium on acquisitions. The Second Amendment also provided for the following:

 .    Amendment of the applicable interest rates and fees to:

     (a) 3.50% for all Revolving Loans which are Eurodollar Loans, all Tranche A Term Loans which are Eurodollar Loans, and all Letter of Credit Fees;

     (b) 4.25% for all Tranche B Term Loans which are Eurodollar Loans;

     (c) 2.00% for all Revolving Loans which are Base Rate Loans and all Tranche A Term Loans which are Base Rate Loans;

     (d) 2.75% for all Tranche B Term Loans which are Base Rate Loans; and

     (e) 0.75% for all Commitment Fees;

 .    After March 9, 2000, introduction of a new covenant requiring Lenders'
     consent for the making of loans or the issuance of letters of credit if the sum of revolving loans outstanding plus letter of credit obligations outstanding exceeds $35.0 million;

 .    The addition of a new covenant to provide financial statements to the
     Lenders on a monthly basis;

 .    Increases in the maximum allowable ratio of funded debt to EBITDA through the maturity date of the loan;

 .    Decreases in the minimum allowable interest coverage ratio through the maturity date of the loan;

 .    Decreases in the minimum allowable fixed charge coverage ratio through the maturity date of the loan;

 .    Decreases in permitted capital expenditures to $10 million annually; and

 .    Reduction of the maximum interest period for Eurodollar Loans to 30 days.


Third Amendment to Credit Agreement

     In the second quarter of 2000, the Company gave notice to the Administrative Agent that lower than expected performance during the first six months of 2000 would result in the Company's inability to meet certain financial covenants contained in the Senior Credit Facility as well as the June 30, 2000 debt amortization and interest payments. On June 22, 2000, the Company and the Lenders who are party to the agreement agreed to the Third Amendment to Credit Agreement (the "Third Amendment"), which eliminated the financial covenant compliance test for the fiscal quarter ended June 30, 2000, as was set forth in the Senior Credit Facility. The Third Amendment also provided for the following:

     . Term Loan A amortization payments totaling $5.0 million scheduled for June 30, 2000 would be due on September 30, 2000 together with the $5.0 million amortization payment scheduled for that date. The total Term A amortization payments due on September 30, 2000 are $10.0 million;

     . Term Loan B amortization payments totaling approximately $0.2 million scheduled for June 30, 2000 would be due on September 30, 2000 together with the approximately $0.2 million amortization payment scheduled for that date. The total Term B amortization payments due on September 30, 2000 are approximately $0.5 million;

     . Interest payments due on June 30, 2000 became due and were paid on July 10, 2000; and

     . All interest otherwise due and payable on each interest payment date occurring after June 30, 2000 and before September 30, 2000 shall continue to accrue on the applicable loans from and after such interest payment date and shall be due and payable in arrears on September 30, 2000.

Fourth Amendment to Credit Agreement

     In the third quarter of 2000, the Company gave notice to the Administrative Agent that lower than expected performance during the first nine months of 2000 would result in the Company's inability to meet certain financial covenants contained in the Senior Credit Facility as well as the September 30, 2000 debt amortization and interest payments. On September 28, 2000, the Company and the Lenders who are party to the agreement agreed to the Fourth Amendment to Credit Agreement, which eliminated the financial covenants in their entirety with respect to all periods ending on and after September 30, 2000 and also provided for the following:

     . Term Loan A, Term Loan B and Revolving Loan amortization payments totaling $15.7 million will be due on January 12, 2001. In addition, amortization payments of approximately $7.7 million are due on each of March 31, June 30, September 30 and December 31, 2001, and the balance of the then outstanding principal amount of all loan obligations is due on January 12, 2002;

     . Interest payments otherwise due and payable on any interest payment date prior to January 12, 2001 will continue to accrue and be payable in arrears on January 12, 2001;

     . Interest rates after September 29, 2000 were generally lowered from those set forth in the Third Amendment to 2.75% for all Loans, except that rates will continue to equal 3.50% for all Letter of Credit Fees and 0.75% for all Commitment Fees;

     . Positive net cash on hand in excess of $2.0 million at the end of each month will be paid to the Lenders as a prepayment of the Loans;

     .    The Revolving Loan commitment was terminated;

     . Capital expenditures for the period October 1, 2000 to January 12, 2001 are limited to $400,000; and

     . The provision regarding the application of prepayments was modified, and a new provision was added requiring the Company to submit to the Lenders bi-weekly cash flow forecasts and a revised business plan for the 2001 fiscal year.

Fifth Amendment to Credit Agreement

     In the fourth quarter of 2000, the Company gave notice to the Administrative Agent that the Company would be unable to meet its obligation to deliver the Company's revised business plan for 2001 to the Administrative Agent by the time required by the Senior Credit Facility. On November 29, 2000, the Company and the Lenders who are party to the agreement agreed to the Fifth Amendment to Credit Agreement and Waiver, which waived until December 15, 2000 any default arising out of the Company's failure to timely deliver such revised business plan and also provided for the following:

     . The definition of "Permitted Investments" was amended to eliminate a $5,000,000 general basket;

     . The exception to the restrictive covenant against sales or leases of assets relating to obsolete or slow-moving assets was amended to provide that any such sales or leases must be in the ordinary course of the Company's business consistent with past practice; and

     . The $5,000,000 general basket was eliminated as an exception to the restrictive covenant against sales or leases of assets.


     The Company's ability to fund operations, make capital expenditures and meet its debt service obligations or to refinance its indebtedness will depend upon its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond its control. There can be no assurance that the Company's results of operations, cash flows, and capital resources will be sufficient to fund its operations and capital expenditures.

     The Company's ability to meet its debt service obligations is also dependent upon obtaining additional modifications to, or waivers of certain provisions of, the Senior Credit Facility. Debt amortization payments totaling approximately $15.7 million and interest payments of approximately $12.5 million are scheduled to be due and payable on January 12, 2001.

     In the absence of improved operating results and a modification to the Senior Credit Facility, the Company may face liquidity problems and might be required to dispose of material assets or operations, or take other actions which could affect the carrying value of the assets or liabilities, to fund its operations and make capital expenditures and to meet its debt service and other obligations. There can be no assurances as to the ability to execute sales, or the timing thereof, or the proceeds that the Company could realize from such sales.

Additional Commitments and Contingencies

     In December 1999, the Company and its affiliate Telaleasing Enterprises, Inc. were sued in the United States District Court, Central District of California, by Telecommunications Consultant Group, Inc. ("TCG") and U.S. Telebrokers, Inc. ("UST"), two payphone consulting companies which allege to have assisted the Company in obtaining a telephone placement agreement with CSK Auto, Inc. The suit alleges that the Company breached its commission agreement with the plaintiffs based on the Company's alleged wrongful rescission of its agreement with CSK Auto, Inc. Plaintiffs' amended complaint alleges damages in excess of $700,000. The Company moved to dismiss the complaint, and, on August 24, 2000, the Court denied the Company's motion. The Company subsequently answered the complaint and asserted a counterclaim, seeking declaratory relief. On October 13, 2000, plaintiffs answered the counterclaim, denying its material allegations. No discovery has been conducted to date. The Company intends to vigorously defend itself in the case.

     In March 2000, the Company and its affiliate Telaleasing Enterprises, Inc. were sued in Maricopa County, Arizona Superior Court by CSK Auto, Inc. ("CSK"). The suit alleges that the Company breached a location agreement between the parties. CSK's complaint alleges damages in excess of $5,000,000. The Company removed the case to the U.S. District Court for Arizona and moved to have the matter transferred to facilitate consolidation with the related case in California brought by TCG and UST. On October 16, 2000, the U.S. District Court for Arizona denied the Company's transfer motion and ordered the case remanded back to Arizona state court. The Company intends to vigorously defend itself in the case.

     A certain IXC has alleged that the Company and its subsidiaries are indebted to the IXC in the sum of $3,100,000 for services provided to them through certain long distance service provider agreements. The Company contends that it is not liable for the alleged indebtedness. The Company believes that the majority of the IXC's claims consist of charges for fraudulent calls, improperly assessed payphone charges or other erroneous billings. In October 2000, the IXC withheld approximately $1,900,000 of the Company's second quarter dial-around compensation payment as a setoff against the alleged indebtedness. The IXC has alleged that it will also withhold the remaining $1,200,000 from the third-quarter 2000 dial-around payment as a final set-off against the alleged indebtedness. The Company believes that it is legally entitled to these dial-around payments under the Telecom Act and intends to pursue recovery of such payments.

21.       NEW ACCOUNTING PRONOUNCEMENTS:


         In June of 1998, the Financial Accounting Standards Board ("FASB") issued a SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivatives be recognized as either assets or liabilities in the statement of financial position at fair value unless specific hedge criteria are met. The FASB later issued in June 1999 SFAS No. 137, which deferred the effective date for SFAS No. 133 to all fiscal years beginning after June 15, 2000, with earlier application encouraged. Adoption of this statement is not expected to significantly impact the Company's consolidated financial position, results of operations or cash flows.

22.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

         Certain unaudited quarterly financial information for the year ended December 31, 1999 and 1998, is as follows:


                                                 QUARTER ENDED
                             -----------------------------------------------------        FULL
        1999                   MARCH          JUNE         SEPTEMBER      DECEMBER        YEAR
        ----                 --------       --------       ---------      --------        ----
Total revenues               $ 44,445       $ 46,805       $ 45,183       $ 39,413     $ 175,846
Operating income (loss)        (5,110)           428        (48,289)        (4,118)      (57,089)
Net loss                      (10,400)        (5,488)       (54,467)        (8,391)      (78,746)

Net loss per share:
  Basic and diluted          $   (.99)      $   (.53)      $  (5.11)      $  (0.77)    $   (7.40)

        1998
        ----
Total revenues               $ 47,003       $ 53,867       $ 53,996       $ 39,952     $ 194,818
Operating income (loss)        (1,633)         1,154          1,583        (26,886)      (25,782)
Net loss                       (5,354)        (4,030)        (3,903)       (53,625)      (66,912)

Net loss per share:
  Basic and diluted          $   (.67)      $   (.55)      $   (.44)      $  (5.57)    $   (7.59)

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